UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SEMI-ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE SIX MONTHS ENDED JUNE 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from _________________ to _________________

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL N.V.
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(Exact Name of Registrant as specified in its charter)

Not Applicable
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(Translation of Registrant's name into English)

The Netherlands
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(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat, 425-5, 1117 BM Schiphol Oost, The Netherlands
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(Address of principal executive offices)

Alon Raich, Tel: +31-20-3471077
Email: alon@ictsintl.com, Address: Same as above
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(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: None

Name of each exchange on which registered: None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value 0.45 Euro per share
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(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

None
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(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 37,433,333.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐        NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐       NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒       NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒       NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐       Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐       NO ☐

2

TABLE OF CONTENTS

3

ITEM 1. FINANCIAL STATEMENTS

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share data)
(Unaudited)

	June 30,	December 31,
	2021	2020

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$90,946	$51,602
Restricted cash	11,920	9,472
Accounts receivable, net	52,945	34,371
Receivable from related party	-	2,200
Prepaid expenses and other current assets	5,562	18,909
Total current assets	161,373	116,554

Deferred tax assets, net	986	1,169
Investments	1,022	1,482
Property and equipment, net	5,127	5,525
Operating lease right of use assets	12,722	12,938
Goodwill	723	746
Other assets	2,221	1,974
Total assets	$184,174	$140,388

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Notes payable - banks	$206	$8,104
Accounts payable	6,619	3,716
Accrued expenses and other current liabilities	38,158	32,887
Value added tax (VAT) payable	11,745	11,096
Operating lease liabilities, current	3,643	3,531
Total current liabilities	60,371	59,334

Convertible notes payable to a related party	1,246	1,200
Operating lease liabilities, non current	9,574	9,333
Other liabilities	39,689	25,684
Total liabilities	110,880	95,551

COMMITMENTS AND CONTINGENCIES	-	-

REDEEMABLE NON-CONTROLLING INTERESTS	90,257	75,322

SHAREHOLDERS' DEFICIT:
Common stock, 0.45 Euro par value;
150,000,000 shares authorized as of June 30, 2021 and December 31, 2020;
37,433,333 shares issued and outstanding as of June 30, 2021 and
December 31, 2020	19,186	19,186
Additional paid-in capital	16,604	26,706
Accumulated deficit	(45,935)	(68,603)
Accumulated other comprehensive loss	(6,733)	(6,259)
Non controlling interest in subsidaries	(85)	(1,515)
Total shareholders' deficit	(16,963)	(30,485)
Total liabilities and shareholders' deficit	$184,174	$140,388

4

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(US $ in thousands, except share and per share data)
(Unaudited)

	Six months ended	Six months ended
	June 30, 2021	June 30, 2020

Revenue	$154,419	$126,126
Cost of revenue	93,260	111,343
GROSS PROFIT	61,159	14,783
Operating expenses:
Research and development	5,545	3,880
Selling, general and administrative	22,915	19,466
Total operating expenses	28,460	23,346
OPERATING INCOME (LOSS)	32,699	(8,563)
Equity loss from investment in affiliates	447	89
Other expenses, net	96	738
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	32,156	(9,390)
Income tax expense	3,215	708
NET INCOME (LOSS)	28,941	(10,098)
Net income attributable to non-controlling interests	6,273	431
NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V.	$22,668	$(10,529)

BASIC NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V - PER SHARE

Net income (loss)	$0.34	$(0.30)

Weighted average number of shares outstanding	$37,433,333	$35,433,333

DILUTED NET INCOME (LOSS) ATTRIBUTABLE TO ICTS INTERNATIONAL N.V - PER SHARE

Net income (loss)	$0.31	$(0.30)

Weighted average number of shares outstanding	$40,231,313	$35,433,333

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$28,941	$(10,098)
Other comprehensive loss - translation adjustments	(484)	(99)
Comprehensive loss	$28,457	$(10,197)
Comprehensive income attributable to non controlling and redeemable
non controlling interests	6,817	418
COMPREHENSIVE INCOME (LOSS) ATTRUBUTABLE TO ICTS INTERNATIONAL N.V.	$21,640	$(10,615)

5

ICTS INTERNATIONAL N.V AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
(US $ in thousands, except share and per share data)
(Unaudited)

					Accumulated
			Additional		Other	Non	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Controlling	Shareholders'
	Shares	Amount	Capital	Deficit	Loss	Interest	Deficit

BALANCE AT DECEMBER 31, 2019	35,433,333	$18,120	$26,972	$(73,006)	$(6,172)	$(1,599)	$(35,685)
Net income (loss)	-	-	-	(10,529)	-	33	(10,496)
Translation adjustment	-	-	-	-	(86)	-	(86)
BALANCE AT JUNE 30, 2020	35,433,333	18,120	26,972	(83,535)	(6,258)	(1,566)	(46,267)
Issuance of common stock	2,000,000	1,066	(266)	-	-	-	800
Net income (loss)	-	-	-	14,932	-	41	14,973
Translation adjustment	-	-	-		(1)	10	9
BALANCE AT DECEMBER 31, 2020	37,433,333	19,186	26,706	(68,603)	(6,259)	(1,515)	(30,485)
Net income (loss)	-	-	-	22,668	-	489	23,157
Translation adjustment	-	-	-	-	(474)	(10)	(484)
Change in terms of redeemable non controlling interests (see note 10)	-	-	(10,102)			951	(9,151)
BALANCE AT JUNE 30, 2021	37,433,333	$19,186	$16,604	$(45,935)	$(6,733)	$(85)	$(16,963)

6

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 1 – BASIS OF PRESENTATION

General

The accompanying condensed unaudited consolidated financial statements for the six months ended June 30, 2021 have been prepared by the Company, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for financial information. These financial statements reflect all adjustments, consisting of normal recurring adjustments and accruals, which are, in the opinion of management, necessary for a fair presentation of the financial position of the Company as of June 30, 2021 and the results of operations for the six months then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with US GAAP have been condensed or omitted. The results of operations presented are not necessarily indicative of the results to be expected for future quarters or for the year ending December 31, 2021.

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC.

This Report contains statements that may constitute “forward-looking statements”. Generally, forward-looking statements include words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” “could,” “may,” “might,” “should,” “will”, the negative of such terms, and words and phrases of similar import. Such statements are based on management’s current expectations and are subject to a number of risks and uncertainties. These risks and uncertainties could cause our actual results to differ materially from those described in the forward-looking statements. Any forward-looking statement represents our expectations or forecasts only as of the date it was made and should not be relied upon as representing its expectations or forecasts as of any subsequent date. Except as required by law, we undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, even if our expectations or forecasts change.

NOTE 2 – ORGANIZATION

Description of Business

ICTS International N.V. (“ICTS”) was established by the Department of Justice in Amstelveen, Netherlands on October 9, 1992. ICTS and subsidiaries (collectively referred to as, the “Company” or “ICTS”) operates in three reportable segments: (a) Corporate (b) Airport security and other aviation services and (c) Authentication technology.

The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provide security and other services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment provides authentication services to financial and other institutions predominantly in the United States of America and Europe.

Liquidity and Financial Condition

Accounting Standard Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern requires a Company’s management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances, as following:

As of June 30, 2021, and December 31, 2020, the Company has a working capital of $101,002 and $57,220 and shareholders deficit of $16,963 and $30,485, respectively. During the periods ended June 30, 2021 and 2020, the Company incurred net income (loss) of $28,941, and $(10,098), respectively.

7

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 2 – ORGANIZATION (CONTINUED)

Liquidity and Financial Condition (continued)

The Company had a line of credit in the Netherlands up to €12,000, which expired in March 2021 and additional line of credit in the United States of America up to $10,000, which expired in October 2021 (see note 7). Additionally, the Company has a note up to a maximum amount of $2,000 with a related party that matures on January 1, 2024. The Company anticipates that it will not need lines of credit for 12 months from issuance of these financial statements.

The COVID-19 outbreak and its variants has developed rapidly in 2021 and 2020, with a significant number of infections. The Company is dependent mostly in Europe and the United States of America for its business on the airline industry. In addition, the decisions taken by various governments have affected economic activity and the Company’s business as following:

•
Decrease of travel by flights, reducing the demand for services the Company provide as part of its airport security and other aviation services compared to pre COVID 19. Our cumulative revenues from the airport security and other aviation services in the six months ended June 30, 2021 and 2020 were $114,001 and $113,840, respectively. Many of the Company’s employees were laid off and / or ordered to stay home.

•
Governments in some of the countries in which we operate have announced the implementation of government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity. During 2021 and 2020, in the United States of America, the government has approved a payroll support of $15,916 and $13,680 to the American subsidiary of the Company. Out of those amounts the American subsidiary recognized an amount of $ 11,539 during the six months ended June 30, 2021 and $12,672 as for the full year ended December 31, 2020 as reduction of labor expenses. In the Netherlands, the government has approved a support of €8,979 ($10,595 as of June 30, 2021) for the six months ended June 30, 2021and €17,619 ($20,966 as of June 30, 2021) for the full year ended December 31, 2020. The Dutch government extended the support program until September 30, 2021 and renewed it from November 2021 until March 2022, while it might extend it beyond. In Germany, the employees are eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount. The Company has already applied for this support starting from April 2020. These available governmental support plans might be extended and/or changed according to the future COVID-19 developments.

•
In the Netherlands wage tax, social security and VAT payments for the period March 2020 till September 2021 were postponed and will have to be paid in 60 installments, starting February 2023. As of June 30, 2021, and December 31, 2020, the Company accumulated debt of €31,406 ($37,059 as of June 30, 2021) and €20,796 ($24,539 as of June 30, 2021) to the Dutch tax authorities. In Germany, the government postponed the payment of the VAT for the period February through April, 2020. The Company accumulated €5,462 ($6,445 as of June 30, 2021) which was paid in the second half year of 2021.

•
Depending on the duration of the COVID-19 crisis and continued negative impact on economic activity, the Company might experience negative results and liquidity restrains. The exact impact on our activities in the 2022 and thereafter cannot be predicted.

The Company’s business plan, together with the expected governmental support projects income from operations, positive cash flows from operations and no external borrowings for operations. There can be no assurance that management will be successful in achieving its business plan.

8

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 3 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

	June 30,	December 31,
	2021	2020

Receivable from the Dutch tax authorities (1)	-	12,285
Dutch governmental support - COVID 19 (2)	-	1,068
Receivable from the German authorities - COVID 19 (3)	2,287	1,887
Other	3,275	3,669
	5,562	18,909

(1)
The Company is obligated to hold restricted cash in the Netherlands, which is restricted for payments to the tax authorities. From time to time the Company is allowed to make a request to release the money from the restricted account into the regular bank account. As part of the process the Company transfers the requested amount to the Dutch tax authorities, who pay it back after a few weeks into the Company’s regular bank account.

(2)	In the Netherlands, the Company is eligible for payroll support (see note 2).

(3)
In Germany, the employees are eligible for payroll support (see note 2). The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount.

NOTE 4 – INVESTMENTS

Artemis Therapeutics, Inc.

As of June 30, 2021, the Company owns 198,311 shares or 3.8% of the outstanding common stock of Artemis Therapeutics, Inc. (“ATMS”). As of June 30, 2021, ATMS has no operating business.

The Company suspended its use of the equity method to accounting for this investment in 2007 after its investment balance was reduced to zero.

As of June 30, 2021, and December 31, 2020, the Company’s share of the underlying net assets of ATMS is equal to the Company’s carrying value of its investment in ATMS ($0 and $0 at June 30, 2021 and December 31, 2020). The market value of the Company's investment in ATMS as of June 30, 2021 and December 31, 2020 is $1,386 and $79, respectively. The share price in the end of June, 2021 was extremely high for few days, including June 30, 2021 and then it dropped.

The Company evaluated the stock price of ATMS but as ATMS share price is low, the number of shares that are being traded is low, and as ATMS still does not have any revenue or operations, the Company determined that the value of the investment is impaired and accordingly, valued the investment at zero.

Freezone I-SEC Korea Inc.

In April 2018, the Company signed a Joint Venture Agreement with a South Korean Company in order to establish a Joint Venture Company (“JVC”) and to provide aviation security and non-security services in South Korea. Each one of the parties holds 50% (fifty percent) of the JVC’s equity. The Company uses the equity method for this investment. As of June 30, 2021, and December 31, 2020, the Company’s investment is 334,842 KRW and 332,715 KRW ($297 and $294 as of June 30, 2021), respectively. For the periods ended June 30, 2021 and 2020, the Company recognized a profit (loss) in its consolidated statements of operations of 3,718 KRW, and (17,846) KRW, respectively ($3 and $(16) as of June 30, 2021, respectively) from its investment in the JVC.

9

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 4 – INVESTMENTS (CONTINUED)

Mesh Technologies, Inc.

In January 2019, the Company invested an amount of $50 in Mesh Technologies, Inc. (“Mesh”), a company incorporated in the USA. As of December 31, 2020, the investment represented 0.4% of the issued and outstanding share capital of Mesh. Mesh is a technology company providing cross border payments technology by innovating on the existing payment rails of established card networks available in the market. As Mesh is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

Arrow Ecology & Engineering Overseas (1999)

In December 2019, the Company invested an amount of $1,750 in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”), a limited company incorporated in Israel. Arrow develops and operates a sustainable green process to recycle mixed and sorted municipal solid waste. The Company purchased few types of shares representing 23.3% of Arrow’s equity for an amount of $22 and shareholders loans were purchased for a price of $1,728 ($4,146 stated value less $2,418 allowance for credit losses, which have not changed since the acquisition). The Company uses the equity method for this investment. As of June 30, 2021 and December 31, 2020, the investment in Arrow is $525 and $975, respectively. During the period ended June 30, 2021, the Company recognized its estimated share in Arrow loss in the amount of $450. The Company has an agreement with an entity related to its main shareholder, according to which, if the value of the investment decrease, the related party entity has guaranteed to repurchase this full investment at a minimum amount of $1,750. The guarantee is effective immediately as of the date of purchase and terminates after three years. However, according to US GAAP, at this stage the Company still needs to recognize in its books the equity losses from the investment.

Some Directors and managers of Arrow are related parties of the Company.

GreenFox Logistics LLC.

In March 2020, the Company invested an amount of $100 in GreenFox Logistics, LLC. (“GreenFox”), a company incorporated in the USA. The investment was done as SAFE investment (Simple Agreement for Future Equity). GreenFox is an on-demand delivery/moving/transportation company. As GreenFox is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

SardineAI Corp.

In August 2020, the Company invested an amount of $50 in SardineAI Corp (“SardineAI”), a company incorporated in the USA. In return the Company received preferred shares representing less than 1% of SardineAI equity. SardineAI is a Fraud Prevention-as-a- Service (FaaS) platform for Digital businesses to detect frauds and financial crimes. As SardineAI is a private, closely held company, there is no active market for this investment. Therefore, the Company measures the investment at cost minus impairment.

10

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment is as follows:

	June 30,	December 31,
	2021	2020

Office, equipment and facilities	$10,587	$10,796
Internal-use software	2,071	1,449
Vehicles	1,941	1,958
Leasehold improvements	2,625	2,972
	17,224	17,175
Less: accumulated depreciation and amortization	12,097	11,650
Total property and equipment, net	$5,127	$5,525

Depreciation and amortization expense are $985 and $1,029 for the periods ended June 30, 2021 and 2020, respectively.

NOTE 6 – LEASES

The Company enters into leases in the normal course of business primarily as part of its operations in the different airports, back office operations, research and development offices and headquarter offices.

The table below presents the effects on the amounts relating to the Company’s total lease cost:

	Period ended June 30, 2021	Year ended June 30, 2020
Operating lease cost	$2,195	1,904
Short-term lease cost	883	735
Total lease cost	$3,078	2,639

Other information:
Cash paid for amounts included in the measurement of Lease liabilities:
Operating cash flows from operating leases	$2,215	1,906

Right-of-use assets obtained in exchange for new operating lease liabilities	$2,647	1,736

Weighted-average remaining lease term - operating leases	4.3 years	4.7 years

Weighted-average discount rate - operating leases	5.0%	4.9%

11

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 6 – LEASES (CONTINUED)

Maturities of operating lease liabilities as of June 30, 2021 were as follows:

Year ending December 31,
2021 (excluding the six months ended June 30, 2021)	$2,217
2022	3,639
2023	3,279
2024	2,738
2025	1,187
Thereafter	1,719
Total future minimum lease payments	14,779
Less: imputed interest	1,562
Total	$13,217

NOTE 7 – NOTES PAYABLE – BANKS

United States of America

The Company’s U.S. subsidiary is a party to a credit facility with a commercial lender, which provides a maximum borrowing capacity up to $10,000, subject to a borrowing base limitation. The borrowing base limitation was equivalent to: (i) 85% of eligible accounts receivable, as defined, plus (ii) 80% of eligible unbilled receivables, as defined, plus (iii) 95% of a $500 standby letter of credit that was provided to the lender by the Company. Borrowings under the credit facility are secured by the U.S. subsidiary’s accounts receivable, unbilled receivables, equipment, cash and the $500 letter of credit that was provided to the lender by the Company.

As of June 30, 2021 and December 31, 2020, the Company had no outstanding balances under line of credit arrangement. As of June 30, 2021, and December 31, 2020, the Company had $3,652 and $4,144, respectively, in unused borrowing capacity under the line of credit facility.

Borrowings made under the credit facility bear interest, which is payable monthly, at LIBOR plus 3% per annum (3.10% as of June 30, 2021).

The credit facility expired in October 2021 and the Company decided not to extend it.

Europe

The Company had a credit arrangement with a commercial bank, to provide it with up to €12,000 ($14,280 as of June 30, 2021) in borrowings which was renewed in May 2020 through March 2021. Borrowings under the line of credit bear interest at one-month EURIBOR plus 4.8% with a minimum of 4.8% per annum. The Company was also subject to unused line fee of 0.75% per annum, which is payable quarterly.

12

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 7 – NOTES PAYABLE – BANKS (CONTINUED)

Europe (continued)

The line of credit is secured by accounts receivable of ten of the Company’s European subsidiaries, tangible fixed assets and a bank guarantee of €2,000 ($2,380 as of June 30, 2021) provided by the parent company, ICTS International N.V. The line of credit cannot exceed 70% of the borrowing base.

As of June 30, 2021, and December 31, 2020, the Company had €0 and €6,432 ($0 and $7,902 as of June 30, 2021 and December 31, 2020) respectively, in outstanding borrowings under the line of credit arrangement.

In addition to the line of credit arrangement, a guarantee facility of €2,500 ($2,975 as of June 30, 2021) is provided to the Company by the same commercial bank, which was also renewed until March 2022 with an interest of 2.5% per annum and an unused line fee of 0.75% per annum which is payable quarterly. As of June 30, 2021 and December 31, 2020, the Company had €922 and €973 ($1,097 and $1,195 as of June 30, 2021 and December 31, 2020), respectively, of outstanding guarantees under the guarantee facility, which related mostly to leases and performance guarantees for contracts. The guarantee facility is secured by the accounts receivable of ten of the Company’s European subsidiaries.

In March 2021, the line of credit expired but the guarantee facility is still in place until March 2022.

The Company has an additional credit arrangement in Sweden to provide it with up to 4,000 SEK ($470 as of June 30, 2021) in borrowings. Borrowings under the line of credit bear annual interest of 2.8% and subject to annual extension by the financial institution. The line of credit is secured by accounts receivable of the Swedish subsidiary. As of June 30, 2021, and December 31, 2020, the Company had 1,753 SEK and 1,648 SEK ($206 and $202 as of June 30, 2021 and December 31, 2020) respectively in outstanding borrowings under the line of credit facility.

NOTE 8 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities are as follows:

	June 30,	December 31,
	2021	2020
Accrued payroll and related costs	$15,934	$18,938
Accrued vacation	9,405	5,582
Labor union contribution	963	1,443
Deferred revenue	2,920	2,140
Payroll support programm funding	5,579	1,019
Other	3,357	3,765
Total accrued expenses and other current liabilities	$38,158	$32,887

13

ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 9 – BALANCES WITH RELATED PARTIES

Receivable from related party

In May 2020, the Company renewed its line of credit facility agreement with the commercial bank (see note 7). The line of credit is secured also by a bank guarantee of €2,000 ($2,380 as of June 30, 2021) provided by a company related to the main shareholder which was provided against a payment of $2,200 to the company related to the main shareholder. The line of credit expired in March 2021, the bank guarantee was cancelled and the deposit was repaid to the Company.

Convertible Notes Payable to a Related Party

The Company had an agreement with an entity related to its main shareholder, to provide it with up to $37,000 in revolving loans through June 30, 2020. The term of the arrangement can be automatically extended for four additional six-month periods at the option of the holder. Loans received under the arrangement bear interest, which is compounded semi-annually and payable at maturity, at the interest rate of LIBOR plus 7% for U.S. dollar-denominated loans and the Company’s European commercial bank interest base rate plus 3% for Euro-denominated loans. The arrangement is secured by a 26% interest in one of the Company's European subsidiaries. In connection with the arrangement, the holder was granted an option to convert the outstanding principal notes payable under the arrangement into the Company's common stock at a price of $1.50 per share and the unpaid accrued interest at a price of $0.75 per share.

In May 2019, the Company granted this entity, the option to convert up to $2,000 of the loan into the Company’s shares at a price of $0.40 per share, and all other conversion rights for the balance of the debt except $2,611, which is convertible at a price of $0.75 per share, would eliminate. In December 2019, this entity converted the $2,611 accrued interest into 3,480,968 shares at a price of $0.75 per share. In October 2020, the entity converted $800 into 2,000,000 shares.

In July 2019, the Company repaid $30,000 of the convertible notes.

In October 2020, the loan was extended until January 2022, the loan amount was reduced to $3,000 and the pledge of 26% interest in one of the Company's European subsidiaries was terminated. In December 2021, the loan was extended until January 2024 and the loan amount was reduced to $2,000.

As of June 30, 2021 and December 31, 2020, convertible notes payable to this related party consist of $1,246 and $1,200, respectively.

Total interest expense related to these notes is $40 and $90 for the periods ended June 30, 2021 and 2020, respectively.

NOTE 10 – REDEEMABLE NON-CONTROLLING INTERESTS

On July 3, 2019, AU10TIX entered into a Series A Preferred Subscription Agreement (the "Agreement") with TPG Tech Adjacencies Affluence S.à.r.l. (f/k/a TPG Lux 2018 SC I, S.à.r.l.) ("TPG"), according to which AU10TIX issued 3,000,000 Series A Preferred Shares ("Series A Shares") to TPG for a subscription price of $60,000 in cash representing approximately 24% of the outstanding share capital of AU10TIX and 23.077% of the fully-diluted share capital of AU10TIX. Transaction costs totaled $4,540 and were deducted from the redeemable non-controlling interests balance.

On November 7, 2019, AU10TIX entered into a Series A and Series A-1 Preferred Subscription Agreement with Oak HC/FT Partners II, L.P. ("Oak"), according to which AU10TIX issued 1,000,000 Series A Preferred Shares and 23,622 Series A-1 Preferred Shares ("Series A-1 Shares" and together with Series A Shares – the “Preferred Shares") to Oak for a subscription price of $20,000 in cash representing approximately 7.401% of the outstanding share capital of AU10TIX and 7.143% of the fully-diluted share capital of AU10TIX.

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 10 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

For accounting purposes, the investment was allocated to the Series A and Series A-1 Preferred Shares on a relative fair value basis: $19,537 and $461, respectively. Transaction costs totaled $1,513 and were deducted from the respective investment amounts.

Following the Oak investment, on November 7, 2019, TPG subscribed for 307,087 Series A-1 Shares at nominal value ($0.001 per share) (“Bonus Issue Series A-1 Shares”) in order to preserve its 23.077% ownership interest in the fully diluted share capital of AU10TIX.

On June 28, 2021, TPG, Oak, GF GW LLC (“GF”) and AU10TIX, entered into a Sale and Purchase Agreement (the “2021 SPA”), pursuant to which Oak and GF purchased Preferred Shares in AU10TIX from TPG. In connection with the 2021 SPA, Oak, GF, TPG, AU10TIX and the Company entered into an amended and restated shareholders agreement (the “Shareholders Agreement”).

Pursuant to the 2021 SPA, Oak purchased 755,906 Series A Preferred Shares from TPG and GF purchased 1,511,811 Series A Shares from TPG. In connection with such purchases, all outstanding Series A Shares and Series A-1 Shares were re-designated as New Series A Preferred Shares (“New Series A Shares”) and the Ordinary Shares owned by the Company were re-designated as Class B Ordinary Shares (as described below).

Following the completion of the sales and purchases contemplated by the 2021 SPA on June 28, 2021: (i) the Company owned 68.69% of the outstanding share capital of AU10TIX and 66.29% of the fully-diluted share capital of AU10TIX in the form of Class B Ordinary Shares; (ii) Oak owned 12.87% of the outstanding share capital of AU10TIX and 12.42% of the fully-diluted share capital of AU10TIX in the form of New Series A Shares; (iii) GF owned 10.93% of the outstanding share capital of AU10TIX and 10.55% of the fully-diluted share capital of AU10TIX in the form of New Series A Shares; and (iv) TPG owned 7.51% of the outstanding share capital of AU10TIX and 7.25% of the fully-diluted share capital of AU10TIX in the form of New Series A Shares.

AU10TIX may issue up to 500,000 Class A Ordinary Shares upon the exercise of options by the holders thereof under its existing employee stock option plan.

The Preferred Shares Rights

General: The New Series A Shares are entitled to one vote per share and rank equally with the Ordinary Shares with regard to dividends. The Ordinary Shares are divided into two classes: Class A Ordinary Shares and Class B Ordinary Shares, which rank equally as to dividends. The Class A Ordinary Shares are entitled to one vote per share. The Class B Ordinary Shares are entitled to three votes per share and may only be held by the Company and its permitted transferees. There are currently no Class A Ordinary Shares issued and outstanding.

Liquidation Preference: The holders of New Series A Shares (“Series A Holders”) are entitled to a liquidation preference upon the occurrence of a a (i) sale, initial public offering (which includes certain business combinations with a SPAC) (an “IPO”), merger, consolidation or reorganization, which results in change of control of AU10TIX, and (ii) winding-up, dissolution or liquidation of AU10TIX, pursuant to which the Series A Holders are entitled, on the occurrence of such event and in priority to the Ordinary Shares, to receive the greater of: (a) $26.4583 per share, subject to adjustments for certain events affecting the capital of AU10TIX (the “Starting Price”) plus all accrued but unpaid dividends in respect of the New Series A Preferred Shares, less all dividends previously paid on the New Series A Shares, and (b) the proceeds distributable in respect of the New Series A Shares had they been converted into Class A Ordinary Shares. The Ordinary Shares rank equally in liquidation.

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(US $ in thousands, except share and per share data)

NOTE 10 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (Continued)

Conversion Rights: The New Series A Shares are subject to conversion into Class A Ordinary Shares of AU10TIX: (a) on the written request by any Series A Shareholder; and (b) immediately prior to a qualifying IPO of AU10TIX (being an IPO where each Class A Ordinary Share is valued at not less than 150% of the Starting Price at the completion of the IPO, subject to adjustments for certain events affecting the capital of AU10TIX). Pursuant to these conversion arrangements, the New Series A Shares will convert into Class A Ordinary Shares on a 1:1 basis (subject to certain agreed upon adjustments). The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time upon the written request of a holder of Class B Ordinary Shares on a 1:1 basis (subject to certain agreed upon adjustments).

Anti-Dilution Protection: The Shareholders Agreement contain customary broad-based weighted average anti-dilution protection whereby, if further shares are issued by AU10TIX at a price per new security that is less than the Starting Price, then the Series A Holders shall be entitled to receive additional Class A Ordinary Shares (at no further cost) on a weighted-average basis, reflecting the value of equity in AU10TIX as determined based on the subscription price paid in the new issue of securities.

Pre-emption Rights: The Shareholders Agreements provides that for as long as the Series A Holders hold, in the aggregate, at least 25% of the New Series A Shares held on the date of the closing of the transactions contemplated by the 2021 SPA, subject to adjustments for certain events affecting the capital of AU10TIX, the consent of least 60% of the then outstanding New Series A Shares (the “Preferred Majority”) is required for issuing any securities ranking senior to or on parity with the New Series A Shares . In addition, each shareholder holding in excess of 3% of the shares of AU10TIX has the right to participate in any new issuance of securities by the AU10TIX, subject to customary exceptions.

Exit Rights: At any time from and after July 3, 2026, upon written request by a Preferred Majority, AU10TIX is required to use reasonable endeavors to facilitate the sale of AU10TIX pursuant to the best offer then available to AU10TIX within six (6) months after such written request, and, thereafter, the Preferred Majority has the right to step-in and require AU10TIX to facilitate a sale or IPO of AU10TIX. On the exercise of such rights, each other shareholder (including the Company) is required to cooperate with the Preferred Majority regarding such sale or IPO and the Preferred Majority has the right to exercise drag rights over the shares held by other shareholders in order to facilitate such exit event (the “Exit Right”).

The Exit Right is attached to the New Series A Shares, and was not entered into separately from the transaction that created the non-controlling interests. The Exit Right is not legally detachable from the non-controlling interests because it is non-transferrable (i.e., the instrument cannot be transferred without the underlying preferred shares). Thus, the Exit Right would not be separately exercisable from the non-controlling interests shares because the non-controlling interests shares will be settled when the Exit Right is exercised. As a result, the Exit Right would be considered embedded in the New Series A Shares held by a Preferred Majority.

The New Series A Shares are not mandatorily or currently redeemable. However, the Exit Right would constitute a contingent redemption event that is outside of the Company’s control. As such, the New Series A Shares have been presented outside of permanent equity as redeemable non-controlling interests. The Company has adjusted the carrying value of the redeemable non-controlling interests to adjust for the non-controlling interests share in AU10TIX's profits and Other Comprehensive Income (Loss). The Company has not adjusted the carrying values of the redeemable non-controlling interests to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 10 – REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

The Preferred Shares Rights (continued)

The anti-dilution provisions referred to above under “Anti-Dilution Protection” have not been bifurcated from the host contract since they are to be settled into AU10TIX's non-traded shares, thus the "net settlement" criteria is not met.

The Company has assessed whether the change in the terms of the Preferred Shares following the closing of the 2021 SPA constituted a modification or extinguishment for accounting purposes, by comparing the fair value of these Preferred Shares immediately before and immediately after the closing of the 2021 SPA. An extinguishment occurs when the difference in fair value exceeds 10%, while a modification occurs when such fair value difference is lower than 10%.

Additionally, the carrying value of the Series A-1 Shares, which were previously presented among non-controlling interests, were reclassified to redeemable non-controlling interests and initially recognized at their fair value, following their re-designation as New Series A Preferred Shares.

Following the modification and extinguishment of the Preferred Shares, and the reclassification of the Series A-1 Shares, the Company adjusted the carrying value of the redeemable non-controlling interests by $9,059, with a corresponding decrease to APIC and non-controlling interests in the amounts of $10,102 and $1,043, respectively.

The following table sets forth for the period ended June 30, 2021, the movement in the Redeemable non-controlling interests:

2021
Balance as of the beginning of the year	$75,322
Net Income	5,876
Change in terms of redeemable non controling interests	9,059
Balance as of the end of the year	$90,257

NOTE 11 - REVENUE RECOGNITION

Revenue Recognition

Revenue is recognized when the promised services are performed for our clients, and the amount that reflects the consideration we are entitled to receive in exchange for those services is determined. The Company’s revenues are recorded net of any sales taxes.

In order to determine the revenue, we (1) identify the contract with the client, (2) identify the performance obligations, usually it’s based on the hours spent, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligation and (5) we recognize revenue as performance obligation is satisfied.

A performance obligation is a promise in a contract to transfer a distinct service to the client, and it is the unit of account for revenue recognition. The majority of our contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in our contracts and, therefore, is not distinct.

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 11 - REVENUE RECOGNITION (CONTINUED)

Revenue Recognition (continued)

The following table presents the Company’s revenues according to the Company’s segments:

	Period ended June 30,
	2021	2020
Airport Security and Other Aviation Services	$114,001	113,840
Authentication Technology	40,418	12,286
Total revenues	$154,419	$126,126

The following table presents the Company’s revenues generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Period ended June 30,
	2021		2020
Germany	$56,026	36.3%	$59,779	47.4%
The Netherlands	22,698	14.7%	30,461	24.2%
United States	44,457	28.8%	22,583	17.9%
Other countries	31,238	20.2%	13,303	10.5%
Total revenues	$154,419	100.0%	$126,126	100.0%

Airport Security and Other Aviation Services Segment

In the airport security and other aviation services, for performance obligations that we satisfy over time, revenues are recognized by consistently applying a method of measuring hours spent on that performance obligation. We generally utilize an input measure of time (hours and attendance for specific time framed service like specific flights) of the service provided. Performance obligations are satisfied over the course of each month and continue to be performed until the contract has been terminated or cancelled.

Pricing and Reduction to Revenues

We generally determine standalone selling prices based upon the prices included in the client contracts, using expected costs plus margin, or other observable prices. The price as specified in our client contracts is generally considered the standalone selling price as it is an observable input that depicts the price as if sold to a similar client in similar circumstances. Certain client contracts have variable consideration, including quality thresholds or other similar items that could reduce the transaction price. These amounts may be constrained and revenue is recorded to the extent we do not expect a significant reversal or when the uncertainty associated with the variable consideration is resolved. Our variable consideration amounts, if any, are not material, and we do not expect significant changes to our estimates.

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 11 - REVENUE RECOGNITION (CONTINUED)

Revenue Recognition (continued)

Airport Security and Other Aviation Services Segment (continued)

Contracts

Our client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which we operate. The payment terms vary by the type and location of our clients and services offered. Client payments are typically due in 30 to 60 days after invoicing, but may be a shorter or longer term depending on the contract. Our contracts with main customers are generally long-term contracts, between two to five years. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

Practical Expedients and Exemptions

Because nearly all our contracts are based on input measure of time of service provided (as hours or attendance) no exemptions need to be made. We have no material contracts with material revenues expected to be recognized subsequent to June 30, 2021 related to remaining performance obligations.

Revenue Service Types

The following is a description of our revenue service types, including Airport Security, Airline Security, Cargo Security, Other Airport Services, General Security Services and Other.

Airport Security

Staffing or manning for specialized airport security are usually based on long term contract issued via a public tender procedure. We recognize revenue given the unit of measure (hours) provided in the given time period and the specific price for specific hours agreed upon in the contracts. Quality and criteria of staffing are described in the contracts and are measured in the given time period. Deviations, if any, are discussed with the customer before invoicing and will be reflected in the invoice showing the approved hours and other cost elements as agreed upon price.

Most contracts have an hourly rate that reflects an all-in tariff based on a full cost price calculation. In some of the contracts the hourly rates are split between a component based on hours and a component based on specific costs in a specific time period but always linked to the service provided in given time period. Revenue is recognized at the time period set in the contract.

Airline Security

Staffing or manning for airline security are usually based on long term contracts issued via a public tender procedure. We recognize revenue according to the unit of measure provided (usually attendance for specific time framed service like specific flights). The time framed specialized security services are in this case are the executed number of flights. When the manning for the security of these flights are delivered, the Company invoices the customer according to the agreed flight tariff.

Cargo Security

Staffing or manning for specialized cargo security are usually based on long term contract, sometimes publicly tendered. Contracts are based on hourly planned and executed screening services. Revenue is recognized based on the realized screening hours and contractually agreed upon hourly rate.

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 11 - REVENUE RECOGNITION (CONTINUED)

Revenue Recognition (continued)

Airport Security and Other Aviation Services Segment (continued)

Other Airport Services

Airport Services include wheelchair attendants, pre-departure skycaps, bag-runners, agents, guards, charter security screening, janitorial, and cabin cleaning to major U.S. and foreign carriers in airports throughout the United States of America. Our contracts may include either single or multiple performance obligations and vary by airport and airline. We recognize revenue given the unit of measure (usually hours) provided in the given time period and the specific price for specific hours or attendance for specific event, time framed service as agreed upon in the contracts.

General Security Services

Security Services include providing armed and un-armed guards to private schools and places of worship, video surveillance and patrol. Contracts for security services generally include only a single performance obligation. We recognize revenue for security guard services given the unit of measure (hours) provided in the given time period. Revenue from video surveillance and patrol is recognized based upon a fixed monthly rate.

Other Services

Other services include revenues from (incidental) specialized security manning services, training services and ad hoc work performed on and off airports. Revenue is recognized over time as services are being performed, using the input of service delivered during the time period, according to the contractual agreed price.

Authentication Technology Segment

In the authentication technology segment, the Company offers authentication services on a cost per click basis, with a minimum yearly commitment which means the customer pays the Company according to the higher of (a) number of times the customer used the system in order to authenticate IDs or (b) according to the yearly minimum commitment. According to the agreement with the customers, each chargeable click has an agreed price and revenue is being recognized accordingly.

Pricing and Reduction to Revenues

We generally determine standalone selling prices based upon the prices included in the client contracts, using expected costs plus margin, or other observable prices. The price as specified in our client contracts is generally considered the selling price as agreed with the customer. Certain client contracts have variable consideration which are based on quantity of usage. These amounts may be constrained and revenue is recorded to the extent we do not expect a significant reversal or when the uncertainty associated with the variable consideration is resolved. Our variable consideration, if any, amounts are not material, and we do not expect significant changes to our estimates.

Contracts

Our client contracts generally include standard payment terms acceptable in each of the countries, states and territories in which we operate. The payment terms vary by the type and location of our clients and services offered. The minimum commitment is usually being paid in advance. Client payments are typically due in 30 days after invoicing, but may be a shorter or longer term depending on the contract. Our client contracts are usually for a one-year period with a renewal option. The timing between satisfaction of the performance obligation, invoicing and payment is not significant.

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Letters of Credit and Guarantees

As of June 30, 2021 the Company has $3,339 in outstanding letters of credit. Such letter of credit are being secured by the same amounts in restricted cash with commercial banks.

As of June 30, 2021 the Company has €922 ($1,097 as of June 30, 2021) in outstanding guarantees on its line of credit arrangement in Europe, which relate to leases and performance guarantee for contracts.

Legal Proceedings

General

The Company is subject to various investigations, claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. These claims are primarily related to grievances filed by current and former employees for unfair labor practices or discrimination, and for passenger aviation claims. Management recognizes a liability for any matter when the likelihood of an unfavorable outcome is deemed to be probable and the amount is able to be reasonably estimated. Management has concluded that such claims, in the aggregate, would not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Inquiry Proceedings

On June 24, 2021 a minority shareholder of the Company initiated inquiry proceedings before the Enterprise Chamber of the Amsterdam Court of Appeal (the “Court”) which is a specialized court dedicated to resolving corporate disputes. The shareholder has requested the Court to appoint an investigator on behalf of the Court in accordance with Dutch law, to investigate certain activities of the Company that have been previously disclosed by the Company in its periodic filings with the SEC for the fiscal years ended December 31, 2020 and 2019. The shareholder has not requested the Court to order preliminary relief, but has requested the Court to order the registrant to pay the costs of the proceedings, the Court has scheduled a hearing on the merits of the request at January 2022.

White Line

In 2017, the company invested $3,500 in White Line B.V., a limited Company incorporated in the Netherlands, representing 10% of the issued and outstanding share capital of White Line B.V.

The Company had an agreement with an entity related to its main shareholder, according to which, if the value of this investment decrease, the related party entity has guaranteed to repurchase this full investment in minimum amount of $3,500. In December 2018, the related party entity purchased the full investment from the Company for $3,500. In 2021, the Company has been a side to a dispute with white Line B.V. as certain items disclosed in White Line B.V. financials appeared questionable. As the economical ownership is not within the Company any more, the Company has no financial exposure on this dispute.

NOTE 13 – SEGMENT AND GEOGRAPHICAL INFORMATION

The Company operates in three reportable segments: (a) corporate (b) airport security and other aviation services and (c) authentication technology. The corporate segment does not generate revenue and contains primarily non-operational expenses. The airport security and other aviation services segment provides security and other aviation services to airlines and airport authorities, predominantly in Europe and the United States of America. The authentication technology segment provides authentication services to financial and other institutions, predominantly in Europe and the United States of America.

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

NOTE 13 – SEGMENT AND GEOGRAPHICAL INFORMATION (CONTINUED)

All inter-segment transactions are eliminated in consolidation. The accounting policies of the segments are the same as the accounting policies of the Company as a whole.

The operating results of these reportable segments are regularly reviewed by the chief operating decision.

		Airport Security
		and Other
	Corporate	Aviation Services	Authentication Technology	Total
Six months ended June 30, 2021:
Revenue	$-	$114,001	$40,418	$154,419
Depreciation and amortization	37	698	250	985
Net income (loss)	(760)	9,241	20,460	28,941
Total assets	$10,739	$107,368	$66,067	$184,174

Six months ended June 30, 2020:
Revenue	$-	$113,840	$12,286	$126,126
Depreciation and amortization	41	670	318	1,029
Net income (loss)	(1,345)	(10,130)	1,377	(10,098)
Total assets	$16,144	$60,077	$37,206	$113,427

The following table sets forth, for the periods indicated, revenue generated from customers by geographical area based on the geographical location of the customers invoicing address:

	Six months ended June 30,
	2021	2020
Germany	$56,026	$59,779
Netherlands	22,698	30,461
United States of America	44,457	22,583
Other	31,238	13,303
Total	$154,419	$126,126

The following table sets forth, for the periods indicated, property and equipment, net of accumulated depreciation and amortization by country:

	June 30,	December 31,
	2021	2020
Germany	$427	$449
Netherlands	814	598
United States of America	247	305
Other	3,639	4,173
Total	$5,127	$5,525

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following discussion and analysis should be read in conjunction with the financial statements, related notes and other information included in this report and with the Risk Factors included in Part 1 Item 3 in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC.

	Period ended June 30,
	2021	2020
Revenue	100.0%	100.0%
Cost of Revenue	60.4%	88.3%
Gross profit	39.6%	11.7%
Research and development expenses	3.6%	3.1%
Selling, general and administrative expenses	14.8%	15.4%
Total operating expenses	18.4	18.5
Operating income (loss)	21.2%	(6.8	) %
Equity loss from investment in affiliate	0.3%	0.1%
Other expenses, net	0.1%	0.6%
Income (loss) before income tax expense	20.8%	(7.5	) %
Income tax expense	2.1%	0.5%
Net profit (loss)	18.7%	(8.	)%
Net profit attributable to non-controlling interests	4.0%	0.3%
Net profit (loss) attributable to ICTS International N.V.	14.7%	(8.3)%

The COVID-19 outbreak and its variants has developed rapidly in 2021 and 2020, with a significant number of infections. The Company is dependent mostly in Europe and the United States of America for its business on the airline industry. In addition, the decisions taken by various governments have affected economic activity and the Company’s business as following:

•
Decrease of travel by flights, reducing the demand for services the Company provide as part of its airport security and other aviation services compared to pre COVID 19. Our cumulative revenues of the airport security and other aviation services in the six months ended June 30, 2021 and 2020 were$114,001 and $113,840, respectively. Many of the Company’s employees were laid off and / or ordered to stay home.

•
Governments in some of the countries in which we operate have announced the implementation of government assistance measures, which mitigated the impact of the COVID-19 outbreak on our results and liquidity. During 2021 and 2020, in the United States of America, the government has approved a payroll support of $15,916 and $13,680 to the American subsidiary of the Company. Out of those amounts the American subsidiary recognized an amount of $ 11,539 during the six months ended June 30, 2021 and $12,672 as for the full year ended December 31, 2020 as reduction of labor expenses. In the Netherlands, the government has approved a support of €8,979 ($10,595 as of June 30, 2021) for the six months ended June 30, 2021and €17,619 ($20,966 as of June 30, 2021) for the full year ended December 31, 2020. The Dutch government extended the support program until September 30, 2021 and renewed it from November 2021 until March 2022, while it might extend it beyond. In Germany, the employees are eligible for payroll support up to 60% of the employee’s payroll (on individual basis) in case the employees meet the support plan requirements. The Company pays to its German employees their full salary and the Company is being reimbursed by the German government for the payroll support amount. The Company has already applied for this support starting from April 2020. These available governmental support plans might be extended and/or changed according to the future COVID-19 developments.

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(US $ in thousands, except share and per share data)

•
In the Netherlands wage tax, social security and VAT payments for the period March 2020 till September 2021 were postponed and will have to be paid in 60 installments, starting February 2023. As of June 30, 2021, and December 31, 2020, the Company accumulated debt of €31,406 ($37,059 as of June 30, 2021) and €20,796 ($24,539 as of June 30, 2021) to the Dutch tax authorities. In Germany, the government postponed the payment of the VAT for the period February through April, 2020. The Company accumulated €5,462 ($6,445 as of June 30, 2021) which was paid in the second half year of 2021.

•
Depending on the duration of the COVID-19 crisis and continued negative impact on economic activity, the Company might experience negative results and liquidity restrains. The exact impact on our activities in the 2022 and thereafter cannot be predicted.

The Company’s business plan, together with the expected governmental support projects income from operations, positive cash flows from operations and no external borrowings for operations. There can be no assurance that management will be successful in achieving its business plan.

Revenue

Total revenue increased from $126,126 in the first six months of 2020 to $154,419 in the first six months of 2021.

Revenue from Aviation Security activities in Europe and the Far East increased by $212 in the first six months of 2021, compared to the comparable period in 2020. The Company doesn’t expect to recover its revenue from Aviation Security activities in Europe and the Far East to the level of previous years, pre COVID 19, anytime soon and it depends on the recovery of the global aviation industry.

Revenue from other Aviation Services provided in the United State of America (“U.S”) decreased by $51 in the first six months of 2021 compared to the comparable period in 2020. The Company doesn’t expect to recover its revenues from other Aviation Security activities in the U.S to the level of previous years, pre COVID 19, anytime soon and it depends on the recovery of the American and the global aviation industries.

Revenue from the Authentication Technology segment for the period ended June 30, 2021 increased by $28,132 compared to the comparable period, and continued the trend of growth in the Company’s Technology segment, achieved by expending services to new and existing customers. The Company expects its revenue from the Authentication Technology to grow further but as some of our main customers are operating in businesses affected by COVID-19, the revenues from those customers might decrease and affect accordingly the revenue of the Authentication Technology segment.

Cost of revenue

Cost of revenue for the period ended June 30, 2021 was $93,260 (60.4% as percentage of revenue) compared to $111,343 (88.3% as percentage of revenue) for the first six months of 2020. The majority of cost of revenue relates to payroll and related costs. Following the COVID-19 crisis, the Company’s revenue decreased (compared to pre COVID 19) which led to a decrease in the cost of sales and the relevant payroll expenses. Some countries provided financial assistance to the Company and its subsidiaries at the airport security and other aviation services segment, the major ones were: (a) the Netherlands provided financial and payroll support to the Dutch companies in the group of €8,979 million ($10,595 million as of June 30, 2021) for the period ended June 30, 2021 compared to €6,861 ($8,096 as of June 30, 2021) for the parallel period in 2020, reducing the Company’s labor costs in the Netherlands and; (b) the United States of America which provided to the Company payroll support, of which $11,539 were used and recognized during the six months ended June 30, 2021, compared to $2,492 for the parallel period in 2020, reducing the Company’s labor costs in the United States of America. Those amounts were recorded in the Company’s books as reduction of payroll expenses, which decreased the cost of revenue materially.

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

Research and Development (“R&D”)

R&D expenses for the period ended June 30, 2021 were $5,545 (3.6% as percentage of revenue) compared to $3,880 (3.1% as percentage of revenue) for the first six months of 2020. R&D expenses increased in 2021 following the increase of the Authentication Technology segment and as the Company is expending the technical solutions it provides which requires an increase in R&D costs.

Selling, general and administrative expenses (“SG&A”)

SG&A expenses were $22,915 for the period ended June 30, 2021 (14.8% as percentage of revenue) compared to $19,466 (15.4% as percentage of revenue) for the first six months of 2020. The main reason for the increase in the SG&A costs relate to increase in the SG&A expenses of the Authentication Technology segment which resulted in new customers and an increase of revenues in that segment, which grew from $12,286 in the first six months of 2020 to $40,418 in the first six months of 2021.

Equity loss from investment in affiliates

The equity loss from investment in affiliates relates mostly to the investment in Arrow Ecology & Engineering Overseas (1999) Ltd (“Arrow”) (see note 4). The Company uses the equity method for this investment. The Company has an agreement with an entity related to its main shareholder, according to which the related party entity has guaranteed to repurchase the investment at a minimum amount of $1,750, following the Company’s request for a period of three years. However, according to US GAAP, the Company still needs to recognize in its books the equity losses from the investment.

Other expenses, net

Other expenses, net includes mainly interest to banks, related parties and other institutions, exchange rate income (expense) and bank charges. Other expense, net, was $96 (0.1% as percentage of revenue) for the first six months of 2021 compared to other expense, net of $738 (0.6% as percentage of revenue) for the comparable period ending June 30, 2020.

Interest expenses to non-related parties, net and bank charges totaled $249 in the first six months of 2021 compared to $531 in the comparable period of 2020. Those expenses decreased during the first six months of 2021 compared to the comparable period of 2020 as the Company has been delaying payments (mostly to authorities) as part of the COVID-19 governmental support programs and together with the different governmental grants, created a situation on which the Company’s lines of credit were not required anymore and expired (see note 7).

Interest expenses to related parties totaled $40 in the first six months of 2021 compared to $90 in the comparable period of 2020. As most of the debt was paid during 2019 and part of it was converted into shares during 2020, the interest expense to related parties continue to decline.

Other financial income (expenses) totaled $193 in the first six months of 2021 compared to $(117) in the comparable period of 2020. The main reason for the difference relates to exchange rate income in 2021 compared to last year. The company revaluates mostly Euros, which are being translated to U.S Dollars.

Income tax expense

Income tax expense for the period ended June 30, 2021 was $3,215 (2.1% as percentage of revenue) compared to expense of $708 (0.5% as percentage of revenue) in the comparable period of 2020. Increase in tax expense for the first six months of 2021 relates mostly to the increase of profitably in the Authentication Technology segment.

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

Net income (Loss)

As result of the above, the Company’s net income amounted $28,941 (18,7% as percentage of revenue) for the first six months of 2021, compared to net loss of $10,098 (8.0% as percentage of revenue) for the comparable period of 2020.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests totaled $6,273 (4.1 % as a percentage of revenue) for the first six months of 2021 compared to $431 (0.3% as percentage of revenue) for the comparable period of 2020. The net income attributable to non-controlling interests relates to the non-controlling interests in the Authentication Technology segment.

Net income (loss) attributable to ICTS International N.V.

Net income (loss) attributable to ICTS International N.V. was $22,668 (14.7% as a percentage of revenue) for the first six months of 2021, compared to net loss attributable to ICTS International N.V of $(10,529) (8.3% as a percentage of revenue) for the first six months of 2020.

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Rom Shaked

Rom Shaked, Managing Director

Dated: December 30, 2021

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ICTS INTERNATIONAL N.V. AND SUBSIDIARIES

(US $ in thousands, except share and per share data)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By: /s/ Alon Raich

Alon Raich, Managing Director and Chief Financial Officer

Dated: December 30, 2021

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